Exhibit 12.1

POPULAR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Quarter ended			Year ended December 31,
	March 31, 2013		March 31, 2012	2012	2011	2010	2009(1)		2008(1)

(Loss) income from continuing operations before income taxes and cumulative effect of accounting changes	($186,730)		$62,611	$160,282	$239,148	$242,942	($579,694)		($232,959)

Fixed charges :

Interest expense and capitalized interest	83,892		102,269	379,086	505,523	653,603	754,506		994,919

Estimated interest component of net rental payments	2,330		3,110	9,752	13,470	26,688	28,866		34,975

Total fixed charges including interest on deposits	86,222		105,379	388,838	518,993	680,291	783,372		1,029,894

Less: Interest on deposits	38,343		51,679	184,089	269,487	350,881	501,262		700,122

Total fixed charges excluding interest on deposits	47,879		53,700	204,749	249,506	329,410	282,110		329,772

(Loss) income before income taxes and fixed charges (including interest on deposits)	($100,508)		$167,990	$549,120	$758,141	$923,233	$203,678		$796,935

(Loss) income before income taxes and fixed charges (excluding interest on deposits)	($138,851)		$116,311	$365,031	$488,654	$572,352	($297,584)		$96,813

Ratio of earnings to fixed charges

Including interest on deposits		(A)	1.6	1.4	1.5	1.4		(A)		(A)

Excluding interest on deposits		(A)	2.2	1.8	2.0	1.7		(A)		(A)

Ratio of earnings to fixed charges and preferred stock dividends

Including interest on deposits		(A)	1.6	1.4	1.4	1.4		(A)		(A)

Excluding interest on deposits		(A)	2.1	1.8	1.9	1.7		(A)		(A)

(1)	The computation of earnings to fixed charges and preferred stock dividends excludes the results of discontinued operations.
(A)	During the quarter ended March 31, 2013 and the years ended December 31, 2009 and 2008, earnings were not sufficient to cover fixed charges or preferred stock dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $188 million, $625 million and $235 million to achieve ratios of 1:1 in the corresponding periods of 2013, 2009 and 2008.